SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Information to be Included in Statements Filed Pursuant
            to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
                                  Rule 13d-2(a)

                                (Amendment No. 6)

                              E COM VENTURES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of class of securities)

                                   26830k 20 5
                                 (CUSIP Number)

                           Geoffrey Etherington, Esq.
                              Edwards & Angell, LLP
                              750 Lexington Avenue
                               New York, NY 10022
                                 (212) 756-0237
                 (Name, Address, and Telephone Number of person
                authorized to receive notices and communications)

                               September 16, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: [__].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1. Name of Reporting Person / I.R.S. Identification No. of Above Person

Glenn H. Nussdorf

2. Check the Appropriate Box if a Member of a Group                      (a) [ ]
                                                                         (b) [X]

3. SEC Use Only

4. Source of Funds

PF

5. Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to Items
   2(d) or 2(e)                                                              [ ]

6. Citizenship or Place of Organization

United States citizen

Number of                  7.        Sole Voting Power                   285,590
Shares
Beneficially
Owned By                   8.        Shared Voting Power                    None
Each
Reporting
Person With                 9        Sole Dispositive Power              285,590


                           10        Shared Dispositive Power               None


11. Aggregate Amount Beneficially Owned by Each Reporting Person

285,590

12. Check if the  Aggregate  Amount  in Row (11)  Excludes  Certain  Shares (See
    Instructions)                                                            [ ]

13. Percent of Class Represented by Amount in Row (11)

11.50%

14.  Type of Reporting Person

IN

1. Name of Reporting Person / I.R.S. Identification No. of Above Person

Stephen L. Nussdorf

2. Check the Appropriate Box if a Member of a Group                      (a) [ ]
                                                                         (b) [X]

3. SEC Use Only

4. Source of Funds

PF

5. Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to Items
   2(d) or 2(e)                                                              [ ]

6. Citizenship or Place of Organization

United States citizen

Number of                  7.        Sole Voting Power                   121,600
Shares
Beneficially
Owned By                   8.        Shared Voting Power                    None
Each
Reporting
Person With                9.        Sole Dispositive Power              121,600


                          10.        Shared Dispositive Power               None


11. Aggregate Amount Beneficially Owned by Each Reporting Person

121,600

12. Check if the Aggregate  Amount  in Row (11)  Excludes  Certain  Shares  (See
    Instructions)                                                            [ ]

13. Percent of Class Represented by Amount in Row (11)

4.87%

14.  Type of Reporting Person

IN

This Amendment No. 6 to Schedule 13D relates to the Common Stock, par value $0.01 per share, of E Com Ventures, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 11701 NW 101st Road, Miami, FL 33178.

This Amendment relates to the Schedule 13D originally filed June 19, 2003 by Glenn H. Nussdorf, as amended July 7, 2003, July 9, 2003, July 11, 2003, August 11, 2003 and August 19, 2003 by Glenn H. Nussdorf and Stephen L. Nussdorf (as amended, the "Initial Schedule 13D"). Item 4 of the Initial Schedule 13D is being amended to indicate that the Issuer has entered into nonbinding letters of intent, a nonbinding purchasing agreement and a confidentiality agreement with certain of Glenn H. Nussdorf, Stephen L. Nussdorf, Model Reorg, Inc. ("Model"), Quality King Fragrance, Inc. ("QKF") and Scents of Worth, Inc. ("Scents of Worth"), as described in Item 4, in connection with the possible acquisition of the businesses of QKF and Scents of Worth by the Issuer Item 7 has been amended to include as Exhibits to the Initial Schedule 13D, copies of those letters of intent, purchasing agreement and confidentiality agreement.

Glenn H. Nussdorf and Stephen L. Nussdorf may be considered a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, although each disclaims beneficial ownership of the securities owned by the other. Except as provided herein, the Amendment does not modify any of the information previously reported on the Schedule 13D. Glenn H. Nussdorf and Stephen L. Nussdorf together own a majority interest in Model, which is the parent of QKF and Scents of Worth.


Item 4.  Purpose of the Transaction

Item 4 is hereby supplemented and amended as follows:

Glenn H. Nussdorf and Stephen L. Nussdorf may, depending on market conditions, acquire additional securities of the Issuer or dispose of securities of the Issuer.

Glenn H. Nussdorf and Stephen L. Nussdorf have received the approval from the Board of Directors of the Issuer (the "Board") to acquire additional shares of Issuer's Common Stock to increase their aggregate holdings to approximately 40% of the Issuer's Common Stock. This approval exempts the additional shares from the provisions of Section 607.0902 of the Florida Statutes, as they apply to "control-shares".

Glenn H. Nussdorf and Stephen L. Nussdorf may acquire such shares of the Issuer's Common Stock in privately negotiated transactions or open market purchases, or both, to increase their aggregate holding as described above. Following such an acquisition, Glenn H. Nussdorf and Stephen L. Nussdorf may seek to: (a) influence Issuer's management, (b) obtain representation on the Board and/or (c) pursue a negotiated business combination or transaction between or among the Issuer and one or more independent companies or companies affiliated with Glenn H. Nussdorf and Stephen L. Nussdorf.

On September 16, 2003, (a) the Issuer and QKF entered into a nonbinding letter of intent regarding the acquisition by the Issuer of certain assets, other than inventory and receivables, of QKF (the "QKF LOI"), (b) the Issuer, Model and Scents of Worth entered into a nonbinding letter of intent regarding the acquisition by the Issuer of all of the capital stock of Scents of Worth (the "Scents of Worth LOI"), (b) Glenn H. Nussdorf , Stephen L. Nussdorf, the Issuer, QKF, Model and Scents of Worth entered into an agreement not to disclose information exchanged in connection with evaluation of the acquisitions described in the QKF LOI and the Scents of Worth LOI and not to use that
confidential   information   except  for  purposes  of  that   evaluation   (the
"Confidentiality Agreement"), and (d) the Issuer and QKF entered into a preliminary agreement to use their reasonable efforts to coordinate purchasing activities, with QKF serving as the Issuer's purchasing agent (the "Purchasing Agreement").

The QKF LOI and the Scents of Worth LOI are not binding on the parties and the completion of the acquisitions contemplated are subject to numerous conditions, including the negotiation and execution of definitive acquisition agreements, the completion of due diligence, the absence of any material adverse change in the business, assets or prospects of QKF, Scents of Worth or the Issuer, and the approval of the transaction by the independent members of the Board of Directors and the stockholders of the Issuer and the lenders of the Issuer, QKF, Model and Scents of Worth. Due to the upcoming Holiday season, and the time necessary to complete due diligence and the preparation of final acquisition documents, anticipated closing dates for each acquisition are set for late February 2004, although no assurance can be given.

Under the Confidentiality Agreement, the Issuer has agreed to pay Glenn H. Nussdorf and Stephen L. Nussdorf and QKF, Scents of Worth, Model, Glenn H.
Nussdorf and Stephen L. Nussdorf have agreed to pay the Issuer a fee of $1,000,000, if Issuer, on the one hand, or QKF, Scents of Worth, Model, Glenn H. Nussdorf, Stephen L Nussdorfs, on the other hand, respectively, agree to any proposal received on or before February 28, 2004 regarding a transaction with a third party involving a sale by the Issuer, Scents of Worth or QKF of their fragrance businesses or which would prevent, prohibit or interfere with the possible acquisitions or result in material changes to the fragrance businesses of the Issuer or the fragrance businesses of Scents of Worth or QKF, respectively, or their respective values, financial conditions or prospects.

Under the Purchasing Agreement, QKF will be purchasing merchandise for resale to Perfumania, Inc., a wholly-owned subsidiary of the Issuer. The Purchasing Agreement is preliminary in nature and is subject to the terms of a definitive purchasing agreement.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby supplemented and amended as follows:

The following exhibits are attached to this Schedule 13D:

Exhibit A                  QKF LOI
Exhibit B                  Scents of Worth LOI
Exhibit C                  Confidentiality Agreement
Exhibit D                  Purchasing Agreement

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 19, 2003


                                 /s/ Alfred R. Paliani, attorney-in-fact
                                 -----------------------------------------------
                                 Glenn H. Nussdorf
                                 By: Alfred R. Paliani, attorney-in-fact



                                 /s/ Alfred R. Paliani, attorney-in-fact
                                 -----------------------------------------------
                                 Stephen L. Nussdorf
                                 By:   Alfred R. Paliani, attorney-in-fact

                                    Exhibit A

                                                           Final Execution Draft

                        [E COM VENTURES, INC. LETTERHEAD]


September 16, 2003


Quality King Fragrance, Inc.
1095 Long Island Avenue
Deer Park, NY 11729
Attention:    Stephen Nussdorf
              President

Gentlemen:

              This letter agreement confirms our discussions pursuant to which E Com Ventures, Inc., or its designee ("E Com"), will acquire (the "Acquisition") certain assets of Quality King Fragrance, Inc. (the "Company"), excluding inventory and receivables, pursuant to the terms of a definitive acquisition agreement (the "Acquisition Agreement").

               1. (a) Aggregate Consideration. The aggregate consideration for the Acquisition (the "Purchase Price") will be an amount equal to 8 (eight) times the Company's after tax earnings for the fiscal year ended June 30, 2003, payable at the closing of the Acquisition (the "Closing"). The purchase price is payable either in cash or a convertible subordinated secured note from E Com payable to the order of the Company (the "Convertible Note"), or a combination thereof, the terms of which to be mutually agreed upon by the parties hereto.

                  (b) The Convertible Note shall, among other matters to be mutually agreed by the parties, provide as follows:

                    (i) the principal amount of the Convertible Note shall be payable in full on or before the second anniversary of the Closing (the "Maturity Date")

                    (ii) interest on the principal amount of the Convertible Note from time to time outstanding shall be payable quarterly in arrears and upon the payment in full thereof;

                    (iii) all or any portion of the principal amount of the Convertible Note, and accrued and unpaid interest thereon, may be converted by the holder thereof into shares of the class of E Com's capital stock that is registered under U.S securities laws (the "E Com Stock") (A) in connection with a public offering or private placement by E Com of E Com Stock (or securities convertible into E Com Stock) as provided below, (B) if E Com shall not have completed a Qualified Placement (as defined below) within one year of the Closing, for a period of thirty (30) days following the first anniversary of the Closing, or (C) at any time following the second anniversary of the Closing;

                    (iv) any such conversion shall be at a rate per share of such capital stock equal to the lesser of (A) the average closing price of shares of such capital stock for the ten (10) trading days preceding such conversion, or (B) in the case of a public offering or private placement, the price per share at which E Com Stock shall be offered or issued (or if the offering or placement is of securities convertible into E Com Stock, deemed issued);

                    (v) holders of shares of such capital stock acquired upon conversion of the Convertible Note shall have registration rights on terms to be mutually agreed to in the Acquisition Agreement;

                    (vi) in the event E Com intends to prepay the Convertible Note prior to the Maturity Date in whole or in part from the proceeds of a public offering or private placement of E Com Stock or securities convertible into E Com Stock, the right in such circumstances of E Com to prepay the Convertible Note, the rights of the holder to convert (subject to (vii) below), and the procedures governing the exercise of such rights and any restrictions thereon, will be subject to the mutual agreement of the parties;

                    (vii) in the event that E Com shall propose to undertake a public offering or private placement, including without limitation a Qualified Placement, prior to the repayment or conversion in full of the Convertible Note and the holder of the Convertible Note exercises its right to convert, the holder shall be required to participate in such offering or placement and shall acquire securities pursuant to the terms of such offering or placement;

                    (viii) to the extent the holder of the Convertible Note does not convert the Convertible Note in connection with a public offering or private placement, at the option of such holder, the proceeds of such public offering or private placement shall be applied to prepay the Convertible Note in accordance with the terms and provisions of the Acquisition Agreement;

                    (ix) for purposes hereof, the "Additional Allocation" shall mean an amount equal to the difference between the (A) $75,000,000 and (B) the sum of the (I) aggregate principal amount of the Convertible Note and of any convertible subordinated secured promissory note issued in connection with the acquisition of the stock of Scents of Worth, Inc. (the "Scents of Worth Note") and (II) the accrued and unpaid interest on the Convertible Note and the Scents of Worth Note, in each case as of the conversion, less any portion of such difference allocated to holder of such Scents of Worth Note.

                  (c) Purchase of Inventory. E Com shall agree to purchase all of the marketable inventory of the Company as of the Closing on or before the first anniversary of the Closing at a purchase price equal to the Company's cost therefor. E Com shall be required first to purchase those fragrance products of such manufacturer that are already in the existing inventory of Company that E Com is required to purchase hereunder before any such products can be purchased by E Com (or on its behalf) from such manufacturer. In the event that E Com fails to purchase any of the marketable inventory of Company by the first anniversary of the Closing, at the Company's written election delivered to E Com, such inventory shall be deemed purchased by E Com for a purchase price equal to the Company's cost of such inventory. Such purchase price shall be evidenced by a demand promissory note of E Com payable to the order of the Company convertible to E Com Stock at any time into shares of E Com Stock at a rate per share of such capital stock equal to the average closing price of shares of such capital stock for the ten (10) trading days preceding such conversion

                  (d) Qualified Placement. E Com shall agree to use its best efforts to complete a Qualified Placement on or before the first anniversary of the Closing. The net proceeds of a Qualified Placement shall be used to repay the Convertible Notes to the extent unconverted in accordance with the terms and provisions of the Acquisition Agreement. For purposes hereof, a "Qualified Placement" shall be an underwritten public offering or private placement of the E Com Stock that results in net proceeds to E Com of at least equal to the then outstanding principal amount of the Convertible Note, plus accrued and unpaid interest thereon.

               2. Closing. We anticipate that the Closing will occur on or prior to February 28, 2004.

               3. Conditions. The Closing is subject to the satisfaction of the following conditions:

                  (a) the negotiation and execution of the Acquisition Agreement and the Convertible Note satisfactory in form and substance to the parties hereto in all respects;


                  (b) the satisfactory completion of E Com's and its advisors' legal, environmental, business and accounting due diligence investigations;


                  (c)  the  satisfactory  completion  of the  Company's  and its
advisors'   legal,   environmental,   business  and   accounting  due  diligence
investigations;

                  (d) the absence of any material adverse change in the business, assets, condition (financial or otherwise) or prospects of the Company;

                  (e) the absence of any material adverse change in the business, assets, condition (financial or otherwise) or prospects of E Com, unless the entire Purchase Price shall be paid in cash;

                  (f) the approval of the terms of the Acquisition by the independent members of the Board of Directors of E Com;

                  (g) receipt of any approvals of third parties, including without limitation governmental authorities, required in connection with the transactions contemplated in connection with the Acquisition;

                  (h) filing of any pre-merger notification form and expiration of any waiting period without action by applicable agencies required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act;

                  (i) Approval of the Board of Directors of E Com of the acquisition of shares of E Com's capital stock upon conversion of the Convertible Note by the holder thereof for purposes of Section 607.0902(2)(d), 7; and

                  (j) Approval by the stockholders of E Com of the issuance of shares of E Com's capital stock upon conversion of the Convertible Note, as required under NASDAQ rules.

              4. Termination. (a) Except for paragraphs 4, 6, 7 and 8 which will survive any termination of this letter agreement, this letter agreement will automatically terminate and be of no further force and effect upon the earliest of (i) the execution and delivery of the Acquisition Agreement, (ii) the mutual written agreement of E Com and the Company, (iii) the date (the "Termination Date") that is forty-five (45) days from and after your acceptance hereof as evidenced by your return to the undersigned of an executed copy of this letter agreement as contemplated by the last paragraph hereof (the date of such acceptance being herein referred to as the "Acceptance Date"), (iv) by written notice by the Company to E Com, if E Com shall not have provided to the Company on or before the date that is thirty (30) days from and after the Acceptance Date written evidence reasonably satisfactory to the Company that the terms of the Acquisition shall not have been approved by the independent members of the Board of Directors of E Com; and (v) by written notice of either E Com or the Company to the other, if the lenders of either E Com or the Company shall not have approved the Acquisition on or before the date that is thirty (30) days from and after the Acceptance Date. Notwithstanding the previous sentence, the termination of this letter agreement shall not affect any rights any party has with respect to the breach of this letter agreement by another party prior to such termination.

              5. Access to Information. (a) The Company shall afford, and cause its shareholders, officers, directors, affiliates and representatives to afford, to E Com and its representatives full and complete access to the Company's properties, business, personnel, and financial, legal, tax and other data and information as any of them may reasonably request.

                  (b) E Com shall afford, and cause its shareholders, officers, directors, affiliates and representatives to afford, to the Company and its representatives full and complete access to E Com's properties, business, personnel, and financial, legal, tax and other data and information as any of them may reasonably request.

              6. Legal Effect.  This letter  agreement is intended to constitute an expression of the Company's, on the one hand, and E Com's, on the other, mutual intent regarding the subject matter hereof. Except as referred to or set forth in paragraph 4, neither E Com nor the Company (nor any of their respective shareholders, affiliates or representatives) shall have any legally binding obligations, rights or liabilities of any nature whatsoever to each other or to any other persons or entities, whether pursuant to this letter agreement or relating in any manner to the transactions contemplated hereby or the consideration thereof. Neither this letter agreement nor any party's execution thereof shall constitute an obligation or commitment of any party to enter into the Acquisition Agreement or give any party any rights or claims against another in the event any party for any reason terminates negotiations to effect the transactions contemplated hereby, other than in respect of claimed breaches of paragraphs 4, 6, 7 and 8. All obligations or commitments to proceed with the transactions contemplated hereby shall be contained only in the Acquisition Agreement. This letter agreement shall be governed by and construed in accordance with the domestic laws of the State of Florida, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

              7. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY VOLUNTARILY AND IRREVOCABLY WAIVES TRIAL BY JURY IN ANY ACTION OR OTHER PROCEEDING BROUGHT IN CONNECTION WITH THIS LETTER OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

              8. Expense. Whether or not the parties enter into the Acquisition Agreement, each of the parties hereto will pay its own expenses (including without limitation legal, financial advisory and accounting fees and expenses) in connection with the Acquisition and the negotiation, execution and delivery of the Acquisition Agreement. Each party represents to the other that it is not bound by any agreement under which the other would be liable to any third party for brokerage or finders fees, commissions or other payments as a result of the execution of this letter or the Acquisition Agreement.

              9.   Counterparts.   This  letter  may  be  executed  in  multiple
counterparts.


                  [Remainder of Page Intentionally Left Blank]

              If you are in agreement with the terms set forth above and desire to proceed with the Acquisition on that basis, please sign this letter agreement in the space provided below and return an executed copy to the undersigned at 251 International Parkway, Sunrise, FL 33325.

                                    Very truly yours,

                                    E COM VENTURES, INC


                                    By:  /s/ Ilia Lekach
                                        ----------------------------------------
                                        Name:  Ilia Lekach
                                        Title: Chairman of the Board
                                                and Chief Executive Officer
ACCEPTED AND AGREED:

QUALITY KING FRAGRANCE, INC.


By: s/Michael W. Katz                            Date:  9-16-03
     -----------------                                  ------------------------
     Name:  Michael W. Katz
     Title: Executive Vice President

                                    Exhibit B

                                                           Final Execution Draft

                        [E COM VENTURES, INC. LETTERHEAD]


September 16, 2003


Scents of Worth, Inc.
1095 Long Island Avenue
Deer Park, NY 11729
Attention:    Stephen Nussdorf
              President

Gentlemen:

              This letter agreement confirms our discussions pursuant to which E Com Ventures, Inc., or its designee ("E Com"), will acquire (the "Acquisition") all of the outstanding capital stock of Scents of Worth, Inc. (the "Company"), a wholly-owned subsidiary of Model Reorg, Inc. ("Model"), pursuant to the terms of a definitive acquisition agreement (the "Acquisition Agreement"). Notwithstanding the foregoing, prior to the closing of the Acquisition (the "Closing"), the Company will dispose of its accounts receivable such that at the Closing, the Company will have no accounts receivable.

              1. Aggregate Consideration. (a) The aggregate consideration for the Acquisition (the "Purchase Price") will be an amount equal to the sum of (i) 8 (eight) times the Company's after tax earnings for the fiscal year ended June 30, 2003, and (ii) the cost basis of the Company's inventory as of the date of the Closing, payable at the Closing. The purchase price is payable either in cash or a convertible subordinated secured note from E Com payable to the order of Model (the "Convertible Note"), or a combination thereof, the terms of which to be mutually agreed upon by the parties hereto.

                  (b) The Convertible Note shall, among other matters to be mutually agreed by the parties, provide as follows:

                    (i) the principal amount of the Convertible Note shall be payable in full on or before the second anniversary of the Closing (the "Maturity Date")

                    (ii) interest on the principal amount of the Convertible Note from time to time outstanding shall be payable quarterly in arrears and upon the payment in full thereof;

                    (iii) all or any portion of the principal amount of the Convertible Note, and accrued and unpaid interest thereon, may be converted by the holder thereof into shares of the class of E Com's capital stock that is registered under U.S securities laws (the "E Com Stock") (A) in connection with a public offering or private placement by E Com of E Com Stock (or securities convertible into E Com Stock) as provided below, (B) if E Com shall not have completed a Qualified Placement (as defined below) within one year of the Closing, for a period of thirty (30) days following the first anniversary of the Closing, or (C) at any time following the second anniversary of the Closing;

                    (iv) any such conversion shall be at a rate per share of such capital stock equal to the lesser of (A) the average closing price of shares of such capital stock for the ten (10) trading days preceding such conversion, or (B) in the case of a public offering or private placement, the price per share at which E Com Stock shall be offered or issued (or if the offering or placement is of securities convertible into E Com Stock, deemed issued);

                    (v) holders of shares of such capital stock acquired upon conversion of the Convertible Note shall have registration rights on terms to be mutually agreed to in the Acquisition Agreement;

                    (vi) in the event E Com intends to prepay the Convertible Note prior to the Maturity Date in whole or in part from the proceeds of a public offering or private placement of E Com Stock or securities convertible into E Com Stock, the right in such circumstances of E Com to prepay the Convertible Note, the rights of the holder to convert (subject to (vii) below), and the procedures governing the exercise of such rights and any restrictions thereon, will be subject to the mutual agreement of the parties;

                    (vii) in the event that E Com shall propose to undertake a public offering or private placement, including without limitation a Qualified Placement, prior to the repayment or conversion in full of the Convertible Note and the holder of the Convertible Note exercises its right to convert, the holder shall be required to participate in such offering or placement and shall acquire securities pursuant to the terms of such offering or placement;

                    (viii) to the extent the holder of the Convertible Note does not convert the Convertible Note in connection with a public offering or private placement, at the option of such holder, the proceeds of such public offering or private placement shall be applied to prepay the Convertible Note in accordance with the terms and provisions of the Acquisition Agreement;

                    (ix) for purposes hereof, the "Additional Allocation" shall mean an amount equal to the difference between the (A) $75,000,000 and (B) the sum of the (I) aggregate principal amount of the Convertible Note and of any convertible subordinated secured promissory note issued in connection with the acquisition of certain assets of Quality King Fragrance, Inc. (the "QKF Note") and (II) the accrued and unpaid interest on the Convertible Note and the QKF Note, in each case as of the conversion, less any portion of such difference allocated to holder of such QKF Note.

                 (c) Qualified Placement. E Com shall agree to use its best efforts to complete a Qualified Placement on or before the first anniversary of the Closing. The net proceeds of a Qualified Placement shall be used to repay the Convertible Notes to the extent unconverted in accordance with the terms and provisions of the Acquisition Agreement. For purposes hereof, a "Qualified Placement" shall be an underwritten public offering or private placement of the E Com Stock that results in net proceeds to E Com of at least equal to the then outstanding principal amount of the Convertible Note, plus accrued and unpaid interest thereon.

              2. Closing. We anticipate that the Closing will occur on or prior to February 28, 2004.

              3. Conditions. The Closing is subject to the satisfaction of the following conditions:

                  (a) the negotiation and execution of the Acquisition Agreement and the Convertible Note satisfactory in form and substance to the parties hereto in all respects;

                  (b) the satisfactory completion of E Com's and its advisors' legal, environmental, business and accounting due diligence investigations;

                  (c) the satisfactory completion of Model's and its advisors' legal, environmental, business and accounting due diligence investigations;

                  (d) the absence of any material adverse change in the business, assets, condition (financial or otherwise) or prospects of the Company;

                  (e) the absence of any material adverse change in the business, assets, condition (financial or otherwise) or prospects of E Com, unless the entire Purchase Price shall be paid in cash;

                  (f) the approval of the terms of the Acquisition by the independent members of the Board of Directors of E Com;

                  (g) receipt of any approvals of third parties, including without limitation governmental authorities, required in connection with the transactions contemplated in connection with the Acquisition;

                  (h) filing of any pre-merger notification form and expiration of any waiting period without action by applicable agencies required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act;

                  (i) Approval of the Board of Directors of E Com of the acquisition of shares of E Com capital stock upon conversion of the Convertible Note by the holder thereof for purposes of Section 607.0902(2)(d), 7 of the Florida Statutes; and

                  (j) Approval by the stockholders of E Com of the issuance of shares of E Com's capital stock upon conversion of the Convertible Note, as required under NASDAQ rules.

              4. Termination. (a) Except for paragraphs 4, 6, 7 and 8 which will survive any termination of this letter agreement, this letter agreement will automatically terminate and be of no further force and effect upon the earliest of (i) the execution and delivery of the Acquisition Agreement, (ii) the mutual written agreement of E Com and Model, (iii) the date (the "Termination Date") that is forty-five (45) days from and after your acceptance hereof as evidenced by your return to the undersigned of an executed copy of this letter agreement as contemplated by the last paragraph hereof (the date of such acceptance being herein referred to as the "Acceptance Date"), (iv) by written notice by Model to E Com, if E Com shall not have provided to Model on or before the date that is thirty (30) days from and after the Acceptance Date written evidence reasonably satisfactory to Model that the terms of the Acquisition shall not have been approved by the independent members of the Board of Directors of E Com; and (v) by written notice of either E Com or Model to the other, if the lenders of any of E Com, Model or the Company shall not have approved the Acquisition on or before the date that is thirty (30) days from and after the Acceptance Date. Notwithstanding the previous sentence, the termination of this letter agreement shall not affect any rights any party has with respect to the breach of this letter agreement by another party prior to such termination.

              5. Access to Information. (a) The Company and Model shall afford, and cause their respective officers, directors, affiliates and representatives to afford, to E Com and its representatives full and complete access to the Company's properties, business, personnel, and financial, legal, tax and other data and information as any of them may reasonably request.

                 (b) E Com shall afford, and cause its shareholders, officers, directors, affiliates and representatives to afford, to Model and its representatives full and complete access to E Com's properties, business, personnel, and financial, legal, tax and other data and information as any of them may reasonably request.

              6. Legal Effect. This letter agreement is intended to constitute an expression of the Company's and Model's, on the one hand, and E Com's, on the other, mutual intent regarding the subject matter hereof. Except as referred to or set forth in paragraph 4, none of E Com, the Company or Model (nor any of their respective shareholders, affiliates or representatives) shall have any legally binding obligations, rights or liabilities of any nature whatsoever to each other or to any other persons or entities, whether pursuant to this letter agreement or relating in any manner to the transactions contemplated hereby or the consideration thereof. Neither this letter agreement nor any party's execution thereof shall constitute an obligation or commitment of any party to enter into the Acquisition Agreement or give any party any rights or claims against another in the event any party for any reason terminates negotiations to effect the transactions contemplated hereby, other than in respect of claimed breaches of paragraphs 4, 6, 7 and 8. All obligations or commitments to proceed with the transactions contemplated hereby shall be contained only in the Acquisition Agreement. This letter agreement shall be governed by and construed in accordance with the domestic laws of the State of Florida, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

              7. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY VOLUNTARILY AND IRREVOCABLY WAIVES TRIAL BY JURY IN ANY ACTION OR OTHER PROCEEDING BROUGHT IN CONNECTION WITH THIS LETTER OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

              8. Expense. Whether or not the parties enter into the Acquisition Agreement, each of the parties hereto will pay its own expenses (including without limitation legal, financial advisory and accounting fees and expenses) in connection with the Acquisition and the negotiation, execution and delivery of the Acquisition Agreement. Each party represents to the other that it is not bound by any agreement under which the other would be liable to any third party for brokerage or finders fees, commissions or other payments as a result of the execution of this letter or the Acquisition Agreement.

              9.   Counterparts.   This  letter  may  be  executed  in  multiple
counterparts.

                  [Remainder of Page Intentionally Left Blank]

         If you are in agreement with the terms set forth above and desire to proceed with the Acquisition on that basis, please sign this letter agreement in the space provided below and return an executed copy to the undersigned at 251 International Parkway, Sunrise, FL 33325.

                                  Very truly yours,

                                  E COM VENTURES, INC


                                  By: /s/ Ilia Lekach
                                      ------------------------------------------
                                      Name:   Ilia Lekach
                                      Title:  Chairman of the Board
                                                and Chief Executive Officer

ACCEPTED AND AGREED:

SCENTS OF WORTH, INC.


By: /s/Michael W. Katz                            Date: 9-16-03
    --------------------------------                    ------------------------
    Name:  Michael W. Katz
    Title: Executive Vice President

MODEL REORG, INC.

By: /s/Michael W. Katz                            Date: 9-16-03
    --------------------------------                    ------------------------
    Name:  Michael W. Katz
    Title: Executive Vice President

                                    Exhibit C


September 16, 2003

Mr. Ilia Lekach
Chairman of the Board
E Com Ventures, Inc.
251 International Parkway
Sunrise, Florida 33325

Dear Mr. Lekach:

Glenn H. Nussdorf and Stephen L. Nussdorf (the "Nussdorfs"), on behalf of certain companies controlled by or affiliated with the Nussdorfs (collectively, the "Nussdorf Entities") and E Com Ventures, Inc. ("E Com"), on behalf of itself and its subsidiaries and affiliates (collectively with E Com, the "E Com Entities"), are considering a possible acquisition of one or more of the Nussdorf Entities engaged in the fragrance business (collectively, the "Nussdorf Fragrance Entities") by one or more of the E Com Entities or business combination of one or more of the Nussdorf Fragrance Entities with and/or into one or more of the E Com Entities (the "Possible Transaction"). In connection with the evaluation and negotiation of a Possible Transaction, the parties hereto intend for Evaluation Materials (as defined below) to be exchanged between the Nussdorf Entities and the E Com Entities. For purposes hereof, if an E Com Entity is furnished or otherwise, directly or indirectly, receives Evaluation Materials of a Nussdorf Entity, or vice versa, the person furnishing or providing such Evaluation Materials is herein referred to as the "Disclosing Party" and the person receiving such Evaluation Materials is herein referred to as the "Receiving Party". The parties hereto agree (and to cause each applicable Nussdorf Entity or E Com Entity to agree) as follows:

Confidentiality of Evaluation Materials
---------------------------------------

The Receiving Party will treat confidentially any information (whether written or oral, visual or otherwise) that the Disclosing Party or any of its directors, officers, employees, agents, advisors (including, but not limited to, attorneys, accountants and financial advisors), lenders and other sources of financing (collectively, "Representatives") furnishes or has previously furnished to the Receiving Party in connection with a Possible Transaction, together with notes, analyses, compilations, studies, interpretations or other documents prepared by the Receiving Party or by its Representatives which contain or otherwise reflect such information or the Receiving Party's review of, or interest in, a Possible Transaction (collectively, the "Evaluation Materials"). The Receiving Party recognizes and acknowledges the competitive value of the Evaluation Materials and the damage that could result to the Disclosing Party if the Evaluation Materials were used or disclosed except as authorized by this letter agreement. Further, the Receiving Party acknowledges that the Evaluation Materials shall remain the property of the Disclosing Party.

The term "Evaluation Materials" also includes all information furnished to the Receiving Party orally or in writing (whatever the form or storage medium) or gathered by inspection, and regardless of whether such information is specifically identified as "confidential". The term "Evaluation Materials" does not include information which (i) is or becomes generally available to the public other than as a result of disclosure by the Receiving Party or its Representatives; (ii) was or becomes available to the Receiving Party on a non-confidential basis from a source that is not prohibited from disclosing such information to the Receiving Party by a contractual, legal or fiduciary obligation to the Disclosing Party or any of its Representatives; (iii) is independently developed by the Receiving Party without violating Receiving Party's obligations hereunder; or (iv) is known to the Receiving Party as of the date hereof. The parties hereto acknowledges that certain of the Nussdorf Entities are in the same industry and in a similar business to those of the E Com Entities and such Nussdorf Entities and the E Com Entities, as Receiving Parties, may already have obtained or developed some of the information that may be included in the Evaluation Materials supplied by a Disclosing Party.

Use of Evaluation Materials
---------------------------

The Receiving Party and its Representatives will not use the Evaluation Materials for any purpose other than for the exclusive purpose of the evaluation of a Possible Transaction. The Receiving Party and its Representatives will keep the Evaluation Materials completely confidential; provided, however, that (i) the Evaluation Materials may only be disclosed to those of the Receiving Party's Representatives who are actively participating in the evaluation of a Possible Transaction and who need to review the Evaluation Materials for that purpose (it being understood that the Receiving Party's Representatives shall be informed by the Receiving Party of the confidential nature of such information, and shall be directed by the Receiving Party and shall each agree, to treat the Evaluation Materials confidentially in accordance with this letter agreement) and (ii) any other disclosure of the Evaluation Materials may only be made if the Disclosing Party consents in writing prior to any such disclosure. Without limiting the generality of the foregoing, in the event that a Possible Transaction is not consummated, neither the Receiving Party nor any of its Representatives shall use any of the Evaluation Materials for any purpose. The Receiving Party will be responsible for any breach of this letter agreement by its Representatives.

In the event that the Receiving Party or any of its Representatives or anyone else to whom the Receiving Party supplies or has supplied Evaluation Materials (with the Disclosing Party's written consent) receives a request or is required (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose all or any part of the Evaluation Materials, the Receiving Party or its Representatives, as the case may be, agree to: (i) promptly notify Disclosing Party of the existence, terms and circumstances surrounding such a request; (ii) consult with the Disclosing Party on the advisability of taking legally available steps to resist or narrow such request; and (iii) assist the Disclosing Party in seeking a protective order or other appropriate remedy. In the event that such protective order or other remedy is not obtained or that the Disclosing Party waives compliance with the provisions hereof; (x) the Receiving Party or its Representatives, as the case may be, may disclose to any tribunal or other body seeking such disclosure only that portion of the Evaluation Materials which the Receiving Party is advised by written opinion of counsel is legally required to be disclosed, and shall use commercially reasonable efforts to obtain assurance that confidential treatment will be accorded such Evaluation Materials and (y) the Receiving Party shall not be liable for such disclosure.

Nothing contained in this letter agreement or any disclosure of the Evaluation Material by the Disclosing Party shall confer any intellectual property rights upon the Receiving Party or its representatives.

Non-Disclosure
--------------

The disclosure of the interest of the Nussdorfs, E Com, any Nussdorf Entity or any E Com Entity in a specific Possible Transaction could have a material adverse effect on each of such persons if for any reason a Possible Transaction is not consummated. Accordingly, the Nussdorfs agree (and agree to cause each Nussdorf Entity to agree) and E Com agrees (and agrees to cause each E Com Entity to agree), unless required by applicable law or regulatory authority or permitted under the terms of the Transaction Documents (as defined below), except for such information regarding a Possible Transaction that is disclosed in any press releases or public filings made in compliance with this paragraph, that prior to the closing of a Possible Transaction, without the prior written consent of the other, it will not, and it will direct its Representatives not to, disclose to any person that an evaluation of a Possible Transaction is being conducted, or disclose to any person that discussions or negotiations are taking place concerning a Possible Transaction or any of the terms, conditions or other facts with respect to any such Possible Transaction, including the status thereof. The term "person" as used in this letter agreement shall be broadly interpreted to include, without limitation, any corporation, tribunal, governmental agency or body, stock exchange, partnership, association, trust, other entity (formed or to be formed) or individual.

Return of Documents
-------------------

If the Nussdorfs or E Com determine that they or it do not wish to proceed with a Possible Transaction, the other party will be promptly advised of that decision. At any time, upon the request of the Nussdorfs or E Com, each Receiving Party that was furnished Evaluation Materials by the requesting party or entities controlled by or affiliated with such party will promptly deliver to such requesting party all such Evaluation Materials and any other materials without retaining, in whole or in any part, any copies, extracts or other reproductions (whatever the form or storage medium) of such Evaluation Materials, and shall certify the delivery of all such Evaluation Materials in writing to such requesting party. Notwithstanding the return of the Evaluation Materials, both parties, the Nussdorf Entities, the E Com Entities and their respective Representatives will continue to be bound by their obligations of confidentiality and other obligations hereunder.

No Unauthorized Contact
-----------------------

During the course of the evaluation and negotiation of a Possible Transaction, all inquiries and other communications of (a) the Nussdorfs, any Nussdorf Entity or their respective Representatives are to be made directly to E Com's CEO or CFO or Akerman Senterfitt, counsel to E Com, unless such CEO or CFO provides otherwise in writing, or (b) E Com, any E Com Entity or their respective Representatives are to be made directly to Glenn Nussdorf or Stephen Nussdorf, or Michael Katz or Alfred R. Paliani, respectively, the Executive Vice President and the General Counsel of Quality King Distributors, or Edwards & Angell, LLP, counsel to the Nussdorfs, unless one of the Nussdorfs or Messrs. Katz or Paliani provides otherwise in writing. Accordingly, the Nussdorfs agree (and agree to cause each Nussdorf Entity to agree) and E Com agrees (and agrees to cause each E Com Entity to agree) not to directly or indirectly contact or communicate with any director, officer or other employee or customer or vendor of the other party (or entities controlled by or affiliated with such party) regarding a Possible Transaction or any Evaluation Materials, or to seek any information in connection therewith from such persons, without the express consent of the applicable person specified above. Except as provided in this letter agreement, the Nussdorfs agree (and agree to cause each Nussdorf Entity to agree) and E Com agrees (and agrees to cause each E Com Entity to agree) not to, and shall cause their respective Representatives not to, discuss their evaluation of a Possible Transaction or any matters relating to such a Possible Transaction with any third party, including any governmental authority, or offer to any third party any equity participation or other role in a Possible Transaction without the prior written consent of the applicable person specified above.

Obligations regarding M&A Proposals
-----------------------------------

In the event that, on or after the date hereof, (a) either E Com or any E Com Entity agrees to an E Com M&A Proposal (as defined below), or (b) the Nussdorfs or any Nussdorf Entity agrees to a Nussdorf M&A Proposal (as defined below), in the case of an E Com M&A Proposal, E Com shall pay to the Nussdorfs, or in the case of a Nussdorf M&A Proposal, the Nussdorfs shall pay to E Com, in either case within five days of such agreement, to the intended recipient the sum of One Million Dollars ($1,000,000.00) by wire transfer in same-day funds to a bank account designated by the intended recipient. In no event will such sum exceed $1,000,000, regardless of any subsequent E Com M&A Proposal that is agreed to by either E Com or any E Com Entity or any subsequent Nussdorf M&A Proposal that is agreed to by either the Nussdorfs or any Nussdorf Entity.

E Com shall promptly notify the Nussdorfs after receipt by E Com, any E Com Entity or directors or other agents of E Com or any E Com Entity (the "E Com Agents") of any E Com M&A Proposal, any indication that any person is considering making an E Com M&A Proposal, any request for nonpublic information relating to E Com or any E Com Entity or any access to the assets, books or records of the E Com or any E Com Entity, and will keep the Nussdorfs fully informed of the status and details of any E Com M&A Proposal, indication or request.

The Nussdorfs shall promptly notify E Com after receipt by the Nussdorfs, any Nussdorf Entity or directors of any Nussdorf Entity or other agents of the Nussdorfs or any Nussdorf Entity of any Nussdorf M&A Proposal (the "Nussdorf Agents"), any indication that any person is considering making a Nussdorf M&A Proposal, any request for nonpublic information relating to any Nussdorf Fragrance Entity or any access to the assets, books or records of any Nussdorf Fragrance Entity, and will keep E Com fully informed of the status and details of any Nussdorf M&A Proposal, indication or request.

The term "E Com M&A Proposal" means any offer or proposal or any indication of interest in any of the following, not contemplated hereby, received by E Com, any E Com Entity or any E Com Agent on or before February 28, 2004 (the "Applicable Date"):

                  (a) the acquisition of all or any material portion of the assets, indebtedness or capital stock of E Com or any E Com Entity, other than E Com or another E Com Entity;

                  (b) the sale, transfer or other disposition of the assets, indebtedness or equity securities of any person (other than an E Com Entity) to E Com or any E Com Entity, or any merger, consolidation, joint venture or other business combination transaction of any person (other than E Com or an E Com Entity) with E Com or any E Com Entity, which, if consummated, would reasonably be expected to: (i) prevent, prohibit or materially hinder, delay or interfere with, the Possible Transaction, (ii) have a material adverse effect on the fair market value, financial condition or future prospects of E Com and the E Com Entities or their business taken as a whole, (iii) materially change the business of E Com and the E Com Entities, (iv) result in E Com and the E Com Entities or the surviving or resulting entity of any such merger, consolidation, joint venture or other business combination being not primarily engaged in the businesses in which E Com and the E Com Entities were engaged prior to such transaction, or (v) have an effect similar to any of the foregoing.

The term "Nussdorf M&A Proposal" means any offer or proposal or any indication of interest in any of the following, not contemplated hereby, received by the Nussdorfs, any Nussdorf Entity or any Nussdorf Agent on or before the Applicable
Date:

                  (a) the acquisition of all or any material portion of the assets, indebtedness or capital stock of any Nussdorf Fragrance Entity by any person, other than the Nussdorfs or another Nussdorf Fragrance Entity;

                  (b) the sale,  transfer  or other  disposition  of the assets, indebtedness or equity securities of any person (other than a Nussdorf Entity) to any Nussdorf Fragrance Entity, or any merger, consolidation, joint venture or other business combination transaction of any person (other than a Nussdorf Entity) with any Nussdorf Fragrance Entity, which, if consummated, would reasonably be expected to: (i) prevent, prohibit or materially hinder, delay or interfere with, the Possible Transaction, (ii) have a material adverse effect on the fair market value, financial condition or future prospects of the Nussdorf Fragrance Entities or their business taken as a whole, (iii) materially change the business of the Nussdorf Fragrance Entities, (iv) result in the Nussdorf Fragrance Entities or the surviving or resulting entity of any such merger, consolidation, joint venture or other business combination being not primarily engaged in the businesses in which the Nussdorf Fragrance Entities were engaged prior to such transaction, or
         (v) have an effect similar to any of the foregoing.

No Representation or Warranty
-----------------------------

Although the Nussdorfs and the Nussdorf Entities, on the one hand, and E Com and the E Com Entities, on the other hand, have endeavored and will endeavor to include in the Evaluation Materials that are furnished by them information known to them which they believe to be relevant for the purpose of the Receiving Party's investigation, the Receiving Party acknowledges and agrees that no Disclosing Party nor any of its Representatives is making any representation or warranty, expressed or implied, as to the accuracy or completeness of the Evaluation Materials furnished or provided by such Disclosing Party and neither such Disclosing Party nor any of its Representatives, affiliates, stockholders or owners will have any liability to the Receiving Party or any other person resulting from the use of such Evaluation Materials by the Receiving Party or any of its Representatives, or for any errors therein or omissions therefrom. Only those representations or warranties that are made to a party in the definitive agreements and other instruments with respect to the Possible Transaction (collectively, the "Transaction Documents"), when, as, and if it is executed by each party thereto, and subject to such limitations and restrictions as may be specified in such Transaction Documents, will have any legal effect.

The parties hereto (a) acknowledge and agree that no contract or agreement providing for the Possible Transaction shall be deemed to exist between or among the Nussdorfs and any of the Nussdorf Entities, on the one hand, and E Com and any of the E Com Entities, on the other hand, unless and until the Transaction Documents have been executed and delivered by each party thereto, (b) hereby waive,  in  advance,  any  claims  (including,  without  limitation,  breach  of contract) in connection with the Possible Transaction unless and until Transaction Documents have been executed and delivered by each of the parties thereto, and (c) agree that unless and until Transaction Documents with respect to the Possible Transaction have been executed and delivered by each of the parties thereto, there shall not be any legal obligation of any kind whatsoever with respect to the Possible Transaction by virtue of this letter agreement or any other written or oral expression with respect to such transaction except, in the case of this letter agreement, for the matters specifically agreed to herein. For purposes of this letter agreement, the term "Transaction Documents" does not include an executed non-binding letter of intent or any other preliminary written agreement which, by its terms, is non-binding nor does it include any oral acceptance of an offer or bid.

Injunctive Relief
-----------------

Each party hereto acknowledges and agrees that in the event of any breach of this letter agreement by it or any entity controlled by or affiliated with such party, the other party would be irreparably and immediately harmed and cannot be made whole solely by monetary damages. It is accordingly agreed that each party and each Disclosing Party, in addition to any other remedy to which it may be entitled, at law or in equity, shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement by the other party or any Receiving Party and to compel specific performance of this letter agreement without the need of proof of actual damages. Each party hereto and each Receiving Party hereby waives, and agrees to use its best efforts to cause its Representatives to waive, any requirement for the securing or posting of any bond in connection with such remedy.

This letter agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be wholly performed within such state without regard to the conflicts of law principles thereof. THE PARTIES HERETO, EACH RECEIVING PARTY AND EACH DISCLOSING PARTY HEREBY WAIVE ALL RIGHTS TO TRIAL-BY-JURY IN ANY SUIT, ACTION OR PROCEEDING (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT. Further, the parties irrevocably agree that service of copies of the summons and complaint and any other processes that may be served in any such action or proceeding brought in such a court may be made by mailing or delivering a copy of such process to them at their respective addresses.

Other
-----

Notwithstanding anything to the contrary contained in this letter agreement, the parties to this letter agreement and their respective representatives (and representatives, employees and agents of such representatives) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Possible Transaction and all materials of any kind (including opinions or other tax analyses) that are provided to the parties and their representatives relating to such tax treatment and tax structure, all as contemplated by Treasury Regulation Section 1.6011-4(b)(3)(iii). The preceding disclosure authorization shall not affect, or prevent any person from asserting any attorney-client privilege, work-product doctrine, tax advisor privilege or other applicable privilege or defense against disclosure of such information. Additionally, the preceding disclosure authorization does not extend to disclosure of any other confidential information, including without limitation the identities (other than the tax status) of the participants or potential participants in the Possible Transaction or any other term or detail not related to the tax structure or tax treatment of the Possible Transaction. Further, this paragraph is intended to cause the Possible Transaction not to be treated as having been offered under conditions of confidentiality for purposes of Section 1.6011-4(b)(3) (or any successor provision) of the Treasury Regulations promulgated under Section 6011 of the Internal Revenue Code of 1986, as amended, and shall be strictly construed in a manner consistent with such limited purpose.

This letter agreement constitutes the entire agreement between the parties hereto regarding the subject matter hereof. This letter agreement may be changed only by a written agreement signed by the parties hereto or their authorized representatives. No failure or delay by any party hereto or any Disclosing Party in exercising any right, power or privilege hereunder will operate as a waiver hereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

If any provision of this letter agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, such provision shall be enforced to the fullest extent permitted by law and the remaining provisions hereof shall nevertheless continue in full force and effect without being impaired or invalidated to any degree.

                            [Signature page follows]

If you are in agreement with the foregoing, please sign and return one copy of this letter agreement, it being understood that all counterpart copies will constitute but one agreement with respect to the subject matter of this letter agreement.

                                       Very truly yours,



                                      /s/ Glenn H. Nussdorf
                                      ------------------------------------------
                                      (Glenn H. Nussdorf)



                                      /s/ Stephen L. Nussdorf
                                      ------------------------------------------
                                      (Stephen L Nussdorf)

Accepted and agreed to as of the date hereof:

E COM VENTURES, INC.


By:  /s/Ilia Lekach
     ------------------------------
     Name:  Ilia Lekach
     Title: CEO

MODEL REORG, INC.


By:  /s/Michael W. Katz
     ------------------------------
     Name:  Michael W. Katz
     Title: Executive Vice President

SCENTS OF WORTH, INC.


By:  /s/Michael W. Katz
     ------------------------------
     Name:  Michael W. Katz
     Title: Executive Vice President

QUALITY KING FRAGRANCE, INC.


By:  /s/Michael W. Katz
     ------------------------------
     Name:  Michael W. Katz
     Title: Executive Vice President

                                    Exhibit D

                              E COM VENTURES, INC.
                            251 INTERNATIONAL PARKWAY
                             SUNRISE, FL 33325-6218




                                                     September 16, 20003



Quality King Fragrance, Inc.
2060 Ninth Avenue
Ronkonkoma, NY  11779

Gentlemen:

         Reference is hereby made to our recent discussion concerning the appointment by E Com Ventures, Inc. ("E Com") of Quality King Fragrance, Inc. ("QKF"), as the purchasing agent for E Com for those select suppliers and upon such terms and conditions as the parties hereto may agree. Pursuant to our conversations, we have mutually determined that to the extent possible, it would be in the best interests of both E Com and QKF for QKF to assist E Com in purchasing inventory from certain manufacturers and wholesale suppliers. To this end, we both hereby agree to use our reasonable efforts to coordinate purchasing activities, with QKF serving as E Com's purchasing agent to those select suppliers and upon such terms and conditions as we may mutually agree upon from time to time. QKF shall use its reasonable efforts to notify E Com of any discussions with those select manufacturers and wholesale suppliers of fragrances as the parties hereto agree should be contacted by QKF, and E Com will use its reasonable efforts to notify QKF with respect to any manufacturers or wholesale suppliers of fragrances which E Com desires QKF to contact on E Com's behalf.

         The parties further agree that any such transaction pursuant to which QKF will serve as the purchasing agent for E Com will be subject to a definitive letter agreement outlining the terms and conditions of such appointment.

         In addition, the parties hereto agree that on all purchases of fragrances made by QKF hereunder on E Com's behalf and sold to E Com hereunder, QKF will extend 60-day credit terms to E Com to a maximum credit limit established by mutual agreement of the parties.

         This  Agreement  may be  terminated  by either party hereto upon thirty
(30) days prior written notice. This Agreement shall be governed by the laws of the State of Florida, without application to the principles of conflicts of laws.

                                                     Very truly yours,

                                                     /s/ Ilia Lekach
                                                     ---------------------------
                                                     CEO



Agreed and Accepted to:



Quality King Fragrance, Inc.


By: /s/ Michael W. Katz
    ------------------------
    EVP